SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

SCHEDULE 13E-3

(Amendment No. 6)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

 _____________________

MOD-PAC Corp.

(Name of the Issuer)

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MOD-PAC Corp. Rosalia Capital LLC Mandan Acquisition Corp. Kevin T. Keane Daniel G. Keane LeCaron Enterprises Corp.

Common Stock, par value $.01 per share Class B Stock, par value $.01 per share

(Title of Class of Securities)

●

607495108 (Common Stock) 607495207 (Class B Stock)

(CUSIP Number of Class of Securities)

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MOD-PAC Corp. 1801 Elmwood Avenue Buffalo, NY 14207 (716) 873-0640	Daniel G. Keane c/o MOD-PAC Corp. 1801 Elmwood Avenue Buffalo, NY 14207 (716) 873-0640

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

 _____________________

With copies to

Hodgson Russ LLP The Guaranty Building 140 Pearl Street, Suite 100 Buffalo, NY 14202-4040 Attn: Robert J. Olivieri, Esq. (716) 856-4000	Harter Secrest & Emery LLP Twelve Fountain Plaza, Suite 400 Buffalo, New York 14202 Attn: Anthony D. Mancinelli, Esq. (716) 853-1616	Schulte Roth & Zabel LLP 919 3rd Avenue New York, NY 10022 Attn: Peter Jonathan Halasz, Esq. (212) 756-2000

 _____________________

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee*
$24,563.10	$3,350

*

The filing fee of $3,350 was determined by multiplying .00013640 by the aggregate merger consideration of $24,563.10. The aggregate merger consideration was calculated based on the sum of (i) 2,240,037 outstanding shares of Common Stock as of June 29, 2013 to be acquired pursuant to the merger multiplied by the merger consideration of $9.25 per share, (ii) 269,415 outstanding shares of Class B Stock as of June 29, 2013 to be acquired pursuant to the merger multiplied by the merger consideration of $9.25 per share and (iii) 309,300 outstanding shares of Common Stock underlying outstanding options as of June 29, 2013 to be acquired pursuant to the merger with an exercise price of $9.25 or less multiplied by the excess of the merger consideration of $9.25 per share over the weighted average exercise price of $4.88.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,024	Filing Party:	MOD-PAC Corp.
Form or Registration No.:	Schedule 14A and Schedule 14A/3	Date Filed:	May 14, 2013 and August 13, 2013 and September 9, 2013

Introduction

This Amendment No. 6 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) MOD-PAC Corp. (the “Company”), a New York corporation and the issuer of the shares of Common Stock, par value $.01 per share (the “Common Stock”) and Class B Stock, par value $.01 per share (the “Class B Stock” and together with the Common Stock, the “Company Stock”) that is subject to the Rule 13e-3 transaction; (ii) Rosalia Capital LLC (“Parent”), a Delaware limited liability company; (iii) Mandan Acquisition Corp. (“Merger Sub”), a New York corporation and wholly owned subsidiary of Parent; (iv) Kevin T. Keane, Chairman of the Board of Directors of Company (“KTK”); (v) Daniel G. Keane, President and Chief Executive Officer of the Company (“DGK”), and (vi) LeCaron Enterprises Corp. (“Family Corp.”), a Delaware corporation.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 11, 2013 as amended by the First Amendment to the Agreement and Plan of Merger dated as of September 3, 2013 (the "First Amendment") by and among the Company, Parent, and Merger Sub.

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

The information concerning the Company contained in this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in this Schedule 13E-3 and the Proxy Statement has been supplied by such Filing Person.

Item 15.	Additional Information

On September 27, 2013, at a special meeting of the Company’s shareholders, the shareholders of the Company voted to adopt the Merger Agreement and to approve the Merger.

On September 30, 2013, the Company and Merger Sub filed a Certificate of Merger with the Secretary of State of the State of New York, pursuant to which the Merger became effective. Upon the effectiveness of the Merger, each issued and outstanding share of Common Stock and Class B Stock, other than shares owned by the Company, Parent, Merger Sub and the other Filing Persons and other than shares of Class B Stock held by a shareholder (i) who shall have neither voted for, nor consented in writing to, the adoption of the Merger Agreement and the approval of the Merger and (ii) who shall be entitled to and shall have demanded properly in writing appraisal of, and payment for, such shares in accordance with Sections 623 and 910 of the New York Business Corporation Law, will be converted into the right to receive $9.25 in cash, without interest and less any required withholding taxes.

As a result of the Merger, the Common Stock ceased to trade on the Nasdaq National Market (“NNM”) at the close of trading on September 30, 2013 and became eligible for delisting from NNM and termination of registration pursuant to Rules 12(g)-4(a)(1) and 12(h)-3(b)(1)(i) of the Exchange Act. The Company intends to file a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission in order to deregister the Common Stock and Class B Stock under the Exchange Act.

Item 16.	Exhibits

(a) (1) Proxy Statement of MOD-PAC Corp. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 22, 2013 (the "Definitive Proxy Statement").

(a) (2) Form of Proxy Card (incorporated herein by reference to the Definitive Proxy Statement).

(a) (3) Letter to the Company Shareholders (incorporated herein by reference to the Definitive Proxy Statement).

(a) (4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Definitive Proxy Statement).

(a) (5) Press Release dated April 11, 2013 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 15, 2013, as amended and restated by the Company’s Current Report on Form 8-K/A (Amendment No. 1), filed April 16, 2013, and incorporated herein by reference).

(a) (6) Supplement to Proxy Statement (incorporated by reference to the Schedule 14A filed September 9, 2013 with the Securities and Exchange Commission (the "Supplement")).

(a) (7) Letter to Company Shareholders (incorporated by reference to the Supplement).

(a)(8) Letter to Company Employees (incorporated by reference to the Schedule 14A filed September 19, 2013 with the Securities and Exchange Commission

(b) (1)  Commitment Letter, dated April 8, 2013, between M&T Bank and Mandan Acquisition Corp. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 15, 2013, as amended and restated by the Company’s Current Report on Form 8-K/A (Amendment No. 1), filed April 16, 2013, and incorporated herein by reference).

(b) (2) Amendment to Commitment Letter dated as of September 3, 2013 between M&T Bank and Mandan Acquistion Corp. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 9, 2013, and incorporated herein by reference).

*(c) (1) Opinion, dated April 11, 2013, of Western Reserve Partners LLC to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Definitive Proxy Statement).

*(c) (2) Fairness Opinion Presentation, dated April 11, 2013, of Western Reserve Partners LLC to the Special Committee of the Board of Directors of the Company.*

*(c) (3) Project Valentine Valuation Analysis, dated January 2, 2013, of Daroth Capital Advisors LLC.*

(d) (1) Agreement and Plan of Merger, dated as of April 11, 2013, among MOD-PAC Corp., Rosalia Capital LLC and Mandan Acquisition Corp. (incorporated herein by reference to Annex A of the Definitive Proxy Statement).

(d) (2) Voting Agreement, dated as of April 11, 2013, by and among MOD-PAC Corp., LeCaron Enterprises Corp., Rosalia Capital LLC and the shareholders of MOD-PAC Corp. signatory thereto (incorporated herein by reference to Annex D of the Definitive Proxy Statement).

(d) (3) Rollover Agreement, dated as of April 11, 2013, by and among LeCaron Enterprises Corp. and the shareholders of MOD-PAC Corp. signatory thereto (incorporated herein by reference to Annex E of the Definitive Proxy Statement).

(d) (4) Contribution Agreement, dated as of April 11, 2013, by and between LeCaron Enterprises Corp. and Rosalia Capital LLC (incorporated herein by reference to Annex F of the Definitive Proxy Statement).

(d) (5) First Amendment to the Agreement and Plan of Merger dated as of September 3, 2013, by and among MOD-PAC Corp., Rosalia Capital LLC and Mandan Acquistion Corp. (incorporated herein by reference to the Supplement).

(f) Sections 623 and 910 of the New York Business Corporation Law, incorporated herein by reference to Annex G of the Proxy Statement.

(g) None.

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* previously filed on May 14, 2013

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 30, 2013

MOD-PAC CORP.

By:	/s/ David B. Lupp
Name:	David B. Lupp
Title:	Chief Operating Officer and Chief Financial Officer

ROSALIA CAPITAL LLC

By:	/s/ Daniel G. Keane
Name:	Daniel G. Keane
Title:	President

MANDAN ACQUISITION CORP.

By:	/s/ Daniel G. Keane
Name:	Daniel G. Keane
Title:	President

/s/ Kevin T. Keane
KEVIN T. KEANE

/s/ Daniel G. Keane
DANIEL G. KEANE

LeCARON ENTERPRISES CORP.

By:	/s/ Daniel G. Keane
Name:	Daniel G. Keane
Title:	President

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